EURASIA DESIGN INC.
122B E. Acapulco St.
South Padre Island, TX 78597

September 10, 2010

H. Christopher Owings
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:     Eurasia Design Inc.
Registration Statement on Form S-1
File No. 333-168345
Filed on July 28, 2010

Dear Mr. Owings:

    In response to your letter dated August 25, 2010, please be advised as to the following:

Prospectus Cover Page.
  The statement on the cover page has been updated to reflect that prior to or directly after the offering has concluded there, no public trading market exists. Only after the company has been listed on the Over-The-Counter Bulletin Board (OTCBB ) will a public trading market exist for our shares. Risk factor 12 states the same and we believe it to be correct therefore no changes have been made to that risk factor.

  The requested language has been added and clarification has been made.

  The statement, "with interest" has been removed so that the language is consistent with the fact that the funds will be held in a non-interest bearing account and therefore would be returned only under the stated circumstances without interest. The same language has been removed from the discussion of page 15.

  The requested language has been provided.

Selected Financial Data.
  The term "unaudited" was erroneous and has been removed from the Balance Sheet and Statement of Expenses captions of the Selected Financial Data table.

Risk Factors.
  The additional language has been provided and clarification made throughout the document.

Eurasia Design Inc.
Registration Statement on Form S-1
File No. 333-168345
September 10, 2010

  The statement that Mr. Ferrone prepares the financial statements is not correct. We have a contract with Executive Consulting Services, (ECS) Group who handles the bookkeeping for us. ECS, Group prepares the financial statements that Mr. Ferrone reviews. The language has been changed throughout to reflect the same. Additionally, further clarification has been provided to state the effects deficient internal controls and procedures could have on the business.

Use of Proceeds.
  The Use of Proceeds table has been revised.

  The expanded disclosures have been made.

  The $5,000 in legal fees is in addition to the $5,000 in legal fees that are related to this offering. The additional $5,000 will be to cover the costs of our reporting obligations for the first 12 months, once the registration statement becomes effective with the SEC.

Dilution of the Price you Pay for Your Shares.
  We have revised the calculation and disclosure of the net tangible book value upon completion of this offering to be net of the estimated offering expenses as well as added additional parenthetical calculations to help the investor see the calculation.

Plan of Distribution.
  The disclosure has been added to the second paragraph. However, we believe that we have already made the disclosure that was requested at the second part of this comment. We would ask that you review the fourth paragraph under this section.

  The language has been changed to state that the offering shares were sold to all non-US residents.

Management's Discussion and Analysis or Plan of Operations.
  The language has been added and disclosure made.

Plan of Operations.
  Milestones have been added.

  The requested disclosure has been provided.

Eurasia Design Inc.
Registration Statement on Form S-1
File No. 333-168345
September 10, 2010

  The requested disclosure has been provided.

  The term "state of the art" has been removed.

  We have not located a web developer at this time. Our president will interview and chose a local web developer in the South Padre Island area to work with once the offering has been completed.

  The requested disclosure has been provided in the "Source of Products" section.

  The requested disclosure has been provided.

  The statement has been removed.

  The language has been removed.

Limited Operating History; Need for Additional Capital.
  The section has been revised to be consistent throughout the document.

Results of Operations.
  The reference to an internal business plan was made in error. The company prepared the business plan that is included in the registration statement. The language has been revised to reflect the same.

  The requested disclosure has been made.

Liquidity and Capital Resources.
  The requested disclosure has been provided.

Business.

General.
  The statement that we have engaged in the creation of our website was made in error. The only work done on our website was to reserve the domain name www.eurasiadesigninc.com. The incorrect statement has been removed and clarification has been provided.

  The requested disclosure has been provided and a new section titled Database added.

Eurasia Design Inc.
Registration Statement on Form S-1
File No. 333-168345
September 10, 2010

Website.
  The requested disclosure has been provided.

Customer Service.
  The requested disclosure has been provided.

Paying.
  The statement that the security technology will make it virtually impossible for unauthorized parties to read information sent by the customers has been deleted.

  The requested disclosure has been made.

Source of Products.
  The additional disclosure has been provided.

Revenue.
  The requested information has been provided.

Competition.
  The section has been revised.

  The erroneous statement has been deleted.

Insurance.
  A risk factor has been added.

Vendor Relationships.
  The requested disclosure has been made.

Offices.
  The requested information has been provided.

Eurasia Design Inc.
Registration Statement on Form S-1
File No. 333-168345
September 10, 2010

Management.
  Mr. Ferrones' biographical information contained some erroneous statements that were misleading. His biographical information has been revised and the correct information provided.

Description of Securities.

Common Stock.
  The requested clarification has been made.

  The content in question has been removed and the statement has been revised.

Statement of Stockholder's Deficit
  The stockholder's equity as presented as a negative sum was done in error. The sum is positive and the financial statements have been updated to reflect such. Consequently, the number as a positive now ties to the balance sheet and no further action is required. Additionally, the title has been revised to properly reflect it as the Stockholder's Equity page.

Item 14. Indemnification of Directors and Officers.
  The references to the indemnification section of the Articles and Bylaws have been revised to properly reflect the correct section of each document where the disclosure is located.

Exhibit 5.1
  The opinion is correct.  You failed to review Section 1.  Capital Stock of the "Additional Articles" which is part of Exhibit 3.1 and which states:   The aggregate number of shares that the Corporation will have authority to issue is Two Hundred Million (200,000,000) of which One Hundred Million (100,000,000) shares will be common stock, with a par value of $0.00001 per share, and One Hundred Million (100,000,000) shares will be preferred stock, with a par value of $0.00001 per share.

    Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

JOHN FERRONE
John Ferrone, President and CEO